Exhibit 99.2

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ORION ENGINEERED CARBONS S.A.

April 16, 2019

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL FOR THE EXTRAORDINARY GENERAL MEETING:
The Notice of Meeting and proxy card
are available at http://www.orioncarbons.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

âPlease detach along perforated line and mail in the envelope provided.â

■ 00030000000000000000 4                            041619

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Please mark, sign and date your proxy card and return it in the postage-paid (when mailed in the United States) envelope we have provided or return it to Operations Center, American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219-9821 in a separate envelope, postage prepaid. Proxy cards must be received by American Stock Transfer & Trust Company, by no later than 11:59 P.M. Central European Time on April 10, 2019.

	FOR	AGAINST	ABSTAIN
1.Partial Renewal of the Company’s authorized share capital concerning up to five million shares under Article 6 of the Company’s articles of association for a period of five years starting from the date of this Extraordinary General Meeting and respective amendment of the Company’s articles of association.
	☐	☐	☐

This proxy, when properly executed and timely received, will be voted in the manner directed herein. If no instructions are given on this proxy card, then the undersigned shall be deemed to have voted all the Common Shares represented by this proxy card FOR item 1.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
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Exhibit 99.2

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ORION ENGINEERED CARBONS S.A.
Proxy for Extraordinary General Meeting of Shareholders on April 16, 2019
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Marc Jean Pierre Faber, Kerry A. Galvin, Dan F. Smith, Christian Eggert and Carsten Opitz, and each of them, as proxies of the undersigned, each with full power of substitution and power to act alone, to represent and vote as designated on the reverse side, all of the common shares, no par value (the “Common Shares”) of Orion Engineered Carbons S.A. (the “Company”), held of record by the undersigned as of 11:59 P.M. Central European Time on March 11, 2019, at the Extraordinary General Meeting of Shareholders of the Company to be held in Luxembourg, Grand Duchy of Luxembourg, at 3:00 P.M. Central European Time on April 16, 2019 and at any adjournments or postponements thereof. This proxy is governed by Luxembourg law. Any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg.

(Continued and to be signed on the reverse side.)

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